UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Corporate Taxpayer ID (CNPJ/MF): 08.887.330/0001–52

Foreign Company

PRESS RELEASE

COSAN LIMITED (NYSE: CZZ) informs its shareholders and the market in general that COSAN S.A. (B3: CSAN3) (“Cosan” or “Company”), company controlled by CZZ, following to the Material Fact published on April 30, 2019 and to the Notice to the Market on May 31, 2019, informed its shareholders and the market in general that the auction (“Auction”) of the voluntary public tender offer (“Voluntary TO”) for the acquisition of common shares issued by Companhia de Gás de São Paulo – Comgás (CNPJ/ME No. 61.856.571/0001-17) (“Common Shares” and “Comgás”, respectively) was held on June 4 of 2019, and 2,479,066 Common Shares were acquired by Cosan, representing approximately 1.88% of Comgás’ capital stock, by the price of R$83.16 (eighty-three Reais and sixteen cents) per share (“Price per Share”). The settlement of the Voluntary TO is estimated to take place on June 7, 2019 (“Settlement Date”).

Since Cosan acquired more than 2/3 (two thirds) of the outstanding Common Shares, pursuant to Paragraph 2, Article 10 of CVM Instruction No. 361, of March 5, 2002, the shareholder that intends to sell his Common Shares to Cosan may file a request to the Company for this purpose, through the Investors Relations department (by e-mail: ri@cosan.com.br), during the 3 (three) month period following the Auction, i.e. between this date and September 4, 2019, which will indicate the necessary proceedings for the execution of such selling.

Cosan will acquire the Common Shares and will pay to the respective shareholders the Price per Share for each outstanding share, in domestic currency, adjusted by SELIC interest rate variation from the Settlement Date until the date of effective payment, which shall occur no later than fifteen (15) days after the shareholder request to sell his Common Shares.

São Paulo, June 21, 2019

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2019

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial and Investor Relations Officer